Exhibit 99.2

EnCana Corporation
Management’s Discussion and Analysis
For the period ended June 30, 2008
(U.S. Dollars)

Second quarter report
for the period ended June 30, 2008
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) for EnCana Corporation (“EnCana” or the “Company”) should be read with the unaudited Interim Consolidated Financial Statements (“Interim Consolidated Financial Statements”) for the period ended June 30, 2008, as well as the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2007. Readers should also read the “Forward-Looking Statements” legal advisory contained at the end of this document.
The Interim Consolidated Financial Statements and comparative information have been prepared in United States (“U.S.”) dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Production volumes are presented on an after royalties basis consistent with U.S. protocol reporting. This document is dated July 23, 2008.
Readers can find the definition of certain terms used in this document in the disclosure regarding Oil and Gas Information and Currency, Non-GAAP Measures and References to EnCana contained in the Advisories section located at the end of this document. Except as otherwise noted, all 2008 comparative figures are for the period ended June 30 and are compared to the equivalent prior year period.
EnCana’s Business
EnCana is a leading North American unconventional natural gas and integrated oil company.
On May 11, 2008, EnCana announced its plans to split into two highly focused energy companies — one a North American natural gas company and the other a fully integrated oil company with in-situ oilsands properties and refineries supplemented by reliable production from various natural gas and crude oil resource plays. The proposed corporate reorganization, expected to close in early 2009, would be implemented through a court approved Plan of Arrangement and is subject to shareholder approval. The reorganization would result in two publicly traded entities with every EnCana shareholder receiving one share of each entity in exchange for each EnCana Common share held. The working names of the two companies are GasCo and IntegratedOilco (“IOCo”) respectively. GasCo will retain the name of EnCana Corporation while the permanent name of IOCo will be determined prior to the close of the transaction. Additional detail on the proposed corporate reorganization is available in the news release dated May 11, 2008 on our website at www.encana.com.
As a result of the proposed corporate reorganization, EnCana has changed its reportable segments to reflect the realigned reporting hierarchies. The most significant change results in EnCana now presenting Canadian Plains and Canadian Foothills as separate operating segments. These were previously aggregated and presented in the Canada segment. Prior periods have been restated to reflect the new presentation.
GasCo’s operating segments will include EnCana’s Canadian Foothills, United States and Offshore and International segments. IOCo’s operating segments will include EnCana’s Integrated Oil and Canadian Plains segments.
EnCana has defined its operations into the following segments:
•
Canadian Plains, Canadian Foothills, United States and Offshore and International segments include the Company’s exploration for, and development and production of natural gas, crude oil and NGLs and other related activities. The majority of the Company’s operations are located in Canada and the U.S. Offshore and International exploration is mainly focused on opportunities in Atlantic Canada, the Middle East and Europe.

•
Integrated Oil is focused on two lines of business: the exploration for, and development and production of bitumen in Canada using in-situ recovery methods; and the refining of crude oil into petroleum and chemical products located in the United States. This segment includes EnCana’s 50 percent interest in the joint venture with ConocoPhillips.

•
Market Optimization is focused on enhancing the sale of EnCana’s upstream production. As part of these activities, Market Optimization buys and sells third party products to enhance EnCana’s operational flexibility for transportation commitments, product type, delivery points and customer diversification.

•
Corporate includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
2008 versus 2007 Results Review
In the second quarter of 2008 compared to the second quarter of 2007, EnCana:
•	Announced its plans to split into two highly focused publicly traded energy companies;
•	Increased Cash Flow by 13 percent to $2,889 million;
•	Increased Operating Earnings by 7 percent to $1,469 million;
•	Reported a 16 percent decrease in Net Earnings to $1,221 million primarily due to after-tax unrealized mark-to-market hedging losses of $235 million in 2008 compared with gains of $47 million in 2007;
•	Reported a $206 million decrease in Free Cash Flow to $1,171 million;
•	Grew total production 7 percent to 4,607 million cubic feet equivalent (“MMcfe”) per day (“MMcfe/d”), primarily from gas. On a per share basis, production increased 8 percent;
•	Increased production from natural gas key resource plays 17 percent and reported lower production from oil key resource plays of 9 percent;
•
Reported a 54 percent increase in natural gas prices, excluding financial hedges, to $9.83 per thousand cubic feet (“Mcf”) and a 117 percent increase in liquids prices, excluding financial hedges, to $101.46 per barrel (“bbl”). Realized hedging losses were $400 million after-tax in 2008 compared with gains of $246 million after-tax in 2007;

•
Purchased approximately 0.2 million of its Common Shares at an average price of $74.81 per share under the Normal Course Issuer Bid (“NCIB”) for a total cost of $15 million in the second quarter of 2008; and

•
Was impacted by a 9 percent increase in the average U.S./Canadian dollar exchange rate that increased reported capital investment by $57 million, operating expense by $24 million, administrative expense by $6 million and depreciation, depletion and amortization (“DD&A”) expense by $51 million.

In the six months of 2008 compared to the six months of 2007, EnCana:
•	Announced its plans to split into two highly focused publicly traded energy companies;
•	Increased Cash Flow by 23 percent to $5,278 million;
•	Increased Operating Earnings by 13 percent to $2,514 million;
•
Reported a 32 percent decrease in Net Earnings to $1,314 million primarily due to after-tax unrealized mark-to-market hedging losses of $972 million in 2008 compared with losses of $376 million in 2007;

•	Increased Free Cash Flow by $65 million to $1,711 million;
•	Grew total production 8 percent to 4,582 MMcfe/d. On a per share basis, production increased 10 percent;
•	Increased production from natural gas key resource plays 17 percent and from oil key resource plays 1 percent;
•
Reported a 39 percent increase in natural gas prices, excluding financial hedges, to $8.81 per Mcf and a 103 percent increase in liquids prices, excluding financial hedges, to $88.13 per bbl. Realized hedging losses were $387 million after-tax in 2008 compared with gains of $454 million after-tax in 2007;

•	Purchased approximately 4.8 million of its Common Shares at an average price of $67.13 per share under the NCIB for a total cost of $326 million in the six months of 2008;
•
Was impacted by a 13 percent increase in the average U.S./Canadian dollar exchange rate that increased reported capital investment by $220 million, operating expense by $72 million, administrative expense by $20 million and DD&A expense by $141 million; and

•	Increased its quarterly dividends to 40 cents per share during the six months of 2008 compared to 20 cents per share for the same period in 2007.
Business Environment
EnCana’s financial results are significantly influenced by fluctuations in commodity prices, which include price differentials, crack spreads and the U.S./Canadian dollar exchange rate. The following table shows select market benchmark prices and foreign exchange rates to assist in understanding EnCana’s financial results:

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008

	Three Months Ended June 30			Six Months Ended June 30
		2008 vs			2008 vs
(Average for the period)	2008	2007	2007	2008	2007	2007
Natural Gas Price Benchmarks
AECO (C$/Mcf)	$9.35	27%	$7.37	$8.24	11%	$7.41
NYMEX ($/MMBtu)	10.93	45%	7.55	9.48	32%	7.16
Rockies (Opal) ($/MMBtu)	8.56	122%	3.85	7.79	66%	4.70
Texas (HSC) ($/MMBtu)	10.58	46%	7.26	9.16	33%	6.90
Basis Differential ($/MMBtu)
AECO/NYMEX	1.71	90%	0.90	1.28	97%	0.65
Rockies/NYMEX	2.37	-36%	3.70	1.69	-31%	2.46
Texas/NYMEX	0.35	21%	0.29	0.32	23%	0.26
Crude Oil Price Benchmarks
West Texas Intermediate (WTI) ($/bbl)	123.80	90%	65.02	111.12	80%	61.68
Western Canadian Select (WCS) ($/bbl)	102.18	123%	45.84	89.58	104%	43.85
Differential — WTI/WCS ($/bbl)	21.62	13%	19.18	21.54	21%	17.83
Refining Margin Benchmark
Chicago 3-2-1 Crack Spread ($/bbl) (1)	13.60	-55%	30.12	10.65	-50%	21.51
Foreign Exchange
U.S./Canadian Dollar Exchange Rate	0.990	9%	0.911	0.993	13%	0.881

(1)
3-2-1 Crack Spread is an indicator of the refining margin generated by converting three barrels of crude oil into two barrels of gasoline and one barrel of diesel. 2007 and 2008 values are calculated using Ultra Low Sulphur Diesel.

Consolidated Financial Results

	Six Months Ended
	June 30		2008		2007				2006
($ millions, except per share amounts)	2008	2007	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total Consolidated

Cash Flow (1)	$5,278	$4,301	$2,889	$2,389	$1,934	$2,218	$2,549	$1,752	$1,761	$1,894
- per share — diluted	7.02	5.56	3.85	3.17	2.56	2.93	3.33	2.25	2.18	2.30

Net Earnings	1,314	1,943	1,221	93	1,082	934	1,446	497	663	1,358
- per share — basic	1.75	2.54	1.63	0.12	1.44	1.24	1.91	0.65	0.84	1.68
- per share — diluted	1.75	2.51	1.63	0.12	1.43	1.24	1.89	0.64	0.82	1.65

Operating Earnings (2)	2,514	2,219	1,469	1,045	849	1,032	1,369	850	675	1,078
- per share — diluted	3.34	2.87	1.96	1.39	1.12	1.37	1.79	1.09	0.84	1.31

Continuing Operations

Cash Flow from Continuing Operations (1)	5,278	4,301	2,889	2,389	1,934	2,218	2,549	1,752	1,742	1,883

Net Earnings from Continuing Operations	1,314	1,943	1,221	93	1,007	934	1,446	497	643	1,343
- per share — basic	1.75	2.54	1.63	0.12	1.34	1.24	1.91	0.65	0.81	1.66
- per share — diluted	1.75	2.51	1.63	0.12	1.33	1.24	1.89	0.64	0.80	1.63

Operating Earnings from Continuing Operations (2)	2,514	2,219	1,469	1,045	849	1,032	1,369	850	672	1,064

Revenues, Net of Royalties	12,663	10,049	7,321	5,342	5,801	5,596	5,613	4,436	3,676	4,029

(1)	Cash Flow and Cash Flow from Continuing Operations are non-GAAP measures and are defined under the “Cash Flow” section of this MD&A.

(2)	Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures and are defined under the “Operating Earnings” section of this MD&A.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
CASH FLOW
Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations. Cash Flow from continuing operations is a non-GAAP measure defined as cash flow excluding cash flow from discontinued operations. While cash flow measures are considered non-GAAP, they are commonly used in the oil and gas industry and by EnCana to assist Management and investors in measuring the Company’s ability to finance capital programs and meet financial obligations.
Summary of Cash Flow

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2008	2007	2008	2007
Cash From Operating Activities	$1,996	$2,148	$3,754	$4,056
(Add back) deduct:
Net change in other assets and liabilities	(171)	(16)	(264)	4
Net change in non-cash working capital	(722)	(385)	(1,260)	(249)

Cash Flow	$2,889	$2,549	$5,278	$4,301

Three Months Ended June 30, 2008 versus 2007
Cash Flow in the second quarter of 2008 increased $340 million or 13 percent compared to the second quarter of 2007 as a result of:
•	Average total liquids prices, excluding financial hedges, increased 117 percent to $101.46 per bbl in 2008 compared to $46.81 per bbl in 2007;
•	Average total natural gas prices, excluding financial hedges, increased 54 percent to $9.83 per Mcf in 2008 compared to $6.38 per Mcf in 2007; and
•	Natural gas production volumes in 2008 increased 10 percent to 3,841 million cubic feet (“MMcf”) of gas per day (“MMcf/d”) from 3,506 MMcf/d in 2007.
Cash Flow was reduced by:
•	Realized financial natural gas, crude oil and other commodity hedging losses of $400 million after-tax in 2008 compared with gains of $246 million after-tax in 2007;
•	Increases in operating, production and mineral taxes, transportation and selling, administrative and interest expenses in 2008 compared with 2007;
•	Current tax recovery in 2007 of $174 million related to legislative changes with no comparable amount in 2008; and
•	Operating cash flows from downstream operations decreased $99 million.
Six Months Ended June 30, 2008 versus 2007
Cash Flow in the six months of 2008 increased $977 million or 23 percent compared to the six months of 2007 as a result of:
•	Average total liquids prices, excluding financial hedges, increased 103 percent to $88.13 per bbl in 2008 compared to $43.50 per bbl in 2007;
•	Natural gas production volumes in 2008 increased 10 percent to 3,787 MMcf/d from 3,454 MMcf/d in 2007; and
•	Average total natural gas prices, excluding financial hedges, increased 39 percent to $8.81 per Mcf in 2008 compared to $6.35 per Mcf in 2007.
Cash Flow was reduced by:
•	Realized financial natural gas, crude oil and other commodity hedging losses of $387 million after-tax in 2008 compared with gains of $454 million after-tax in 2007;
•	Increases in operating, production and mineral taxes, transportation and selling, administrative and interest expenses in 2008 compared with 2007;
•	Current tax recovery in 2007 of $174 million related to legislative changes with no comparable amount in 2008; and
•	Operating cash flows from downstream operations decreased $115 million.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
NET EARNINGS
Three Months Ended June 30, 2008 versus 2007
EnCana’s second quarter 2008 Net Earnings were $225 million lower compared to 2007. In addition to the items affecting Cash Flow as detailed previously, significant items affecting Net Earnings were:
•	Unrealized mark-to-market hedging losses of $235 million after-tax in 2008 compared with gains of $47 million after-tax in 2007;
•	DD&A increased $198 million in 2008 compared to 2007 primarily due to the increase in production volumes and the higher U.S./Canadian dollar exchange rate; and
•
In addition to the impact on the unrealized mark-to-market losses, future income taxes increased in 2008 compared to 2007 primarily due to a one time tax recovery of $57 million in 2007 for a tax legislative change with no comparable amount in 2008 and future income taxes on unrealized foreign exchange gains in 2008 of $21 million with no comparable amount in 2007.

Six Months Ended June 30, 2008 versus 2007
EnCana’s six months of 2008 Net Earnings were $629 million lower compared to 2007. In addition to the items affecting Cash Flow as detailed previously, significant items affecting Net Earnings were:
•	Unrealized mark-to-market hedging losses of $972 million after-tax in 2008 compared with losses of $376 million after-tax in 2007;
•	DD&A increased $390 million in 2008 compared to 2007 primarily due to the increase in production volumes and the higher U.S./Canadian dollar exchange rate; and
•
In addition to the impact on the unrealized mark-to-market losses, future income taxes increased in 2008 compared to 2007 primarily due to future income taxes on unrealized foreign exchange gains in 2008 of $173 million with no comparable amount in 2007 and a one time tax recovery of $57 million in 2007 for a tax legislative change with no comparable amount in 2008.

OPERATING EARNINGS
Operating Earnings and Operating Earnings from Continuing Operations are non-GAAP measures that adjust Net Earnings and Net Earnings from Continuing Operations by non-operating items that Management believes reduce the comparability of the Company’s underlying financial performance between periods. The following reconciliation of Operating Earnings has been prepared to provide investors with information that is more comparable between periods. Operating Earnings are equal to Operating Earnings from Continuing Operations in the six months of 2008 and also in the comparative period in 2007.
Summary of Operating Earnings

	Three Months Ended June 30				Six Months Ended June 30
	2008		2007		2008		2007
		Per		Per		Per		Per
($ millions, except per share amounts)		share(5)		share(5)		share(5)		share(5)
Net Earnings, as reported	$1,221	$1.63	$1,446	$1.89	$1,314	$1.75	$1,943	$2.51
Add back (losses) and deduct gains:
Unrealized mark-to-market accounting gain (loss), after-tax	(235)	(0.31)	47	0.06	(972)	(1.29)	(376)	(0.49)
Non-operating foreign exchange gain (loss), after-tax (1)	(13)	(0.02)	(7)	(0.01)	(228)	(0.30)	4	0.01
Gain (loss) on discontinuance, after-tax (2)	—	—	—	—	—	—	59	0.07
Future tax recovery due to tax rate reductions	—	—	37	0.05	—	—	37	0.05

Operating Earnings (3) (4)	$1,469	$1.96	$1,369	$1.79	$2,514	$3.34	$2,219	$2.87

(1)
Unrealized foreign exchange gain (loss) on translation of Canadian issued U.S. dollar debt, the partnership contribution receivable, realized foreign exchange gain (loss) on settlement of intercompany transactions, after-tax and future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only. The majority of U.S. dollar debt issued from Canada has maturity dates in excess of five years.

(2)	For 2007, gain on sale of interests in Chad.

(3)
Operating Earnings is a non-GAAP measure defined as Net Earnings excluding the after-tax gain/loss on discontinuance, after-tax effect of unrealized mark-to-market accounting gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange related to U.S. dollar intercompany debt recognized for tax purposes only and the effect of changes in statutory income tax rates. In 2007, EnCana changed its calculation of Operating Earnings to exclude the foreign exchange effects on settlement of significant intercompany transactions to provide information that is more comparable between periods.

(4)	Unrealized gains or losses and realized foreign exchange gains or losses on settlement of intercompany transactions have no impact on Cash Flow.

(5)	Per Common Share — diluted.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
FOREIGN EXCHANGE
As disclosed in the Business Environment section of this MD&A, the average U.S./Canadian dollar exchange rate increased 9 percent to $0.990 in the second quarter of 2008 compared to $0.911 in the second quarter of 2007 and increased 13 percent to $0.993 in the six months of 2008 compared to $0.881 in the six months of 2007. The table below summarizes the impacts of these increases on EnCana’s operations when compared to the same periods in 2007.

	Three Months Ended June 30, 2008		Six Months Ended June 30, 2008
Average U.S./Canadian Dollar Exchange Rate	$0.990		$0.993
Change from comparative period in 2007	0.079		0.112

	$ millions	$/Mcfe	$ millions	$/Mcfe

Increase (decrease) in:
Capital Investment	$57		$220
Operating Expense	24	0.06	72	0.09
Administrative Expense	6	0.01	20	0.03
DD&A Expense	51		141
Additional detail regarding the impact of foreign exchange on EnCana’s 2008 results is available in the Corporate Guidance on our website at www.encana.com.
RESULTS OF OPERATIONS
Production Volumes

	Six Months Ended
	June 30		2008		2007				2006
	2008	2007	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Produced Gas (MMcf/d)
Canadian Plains	857	882	856	860	876	858	874	891	901	899
Canadian Foothills	1,273	1,214	1,289	1,256	1,313	1,280	1,231	1,196	1,207	1,155
United States	1,591	1,263	1,629	1,552	1,464	1,387	1,303	1,222	1,201	1,197
Integrated Oil — Other(2)	66	95	67	65	69	105	98	91	97	108

	3,787	3,454	3,841	3,733	3,722	3,630	3,506	3,400	3,406	3,359

Crude Oil (bbls/d)
Canadian Plains	67,439	71,387	65,097	69,781	70,287	70,711	70,148	72,639	69,567	76,280
Canadian Foothills	8,621	8,223	8,376	8,867	8,441	7,978	7,959	8,489	8,643	8,717
Foster Creek/Christina Lake	27,024	25,645	24,671	29,376	27,190	28,740	27,994	23,269	46,678	43,073
Integrated Oil — Other(2)	3,261	2,737	3,009	3,514	3,040	2,235	2,489	2,990	5,341	3,953

	106,345	107,992	101,153	111,538	108,958	109,664	108,590	107,387	130,229	132,023

NGLs (bbls/d)
Canadian Plains	1,226	1,204	1,189	1,262	1,422	1,209	1,206	1,203	1,397	1,326
Canadian Foothills	11,517	9,655	11,779	11,256	10,966	9,932	9,811	9,497	10,459	10,061
United States	13,358	13,159	13,482	13,232	14,791	15,578	13,809	12,503	12,584	13,311

	26,101	24,018	26,450	25,750	27,179	26,719	24,826	23,203	24,440	24,698

Total (MMcfe/d)(1)	4,582	4,246	4,607	4,557	4,539	4,448	4,306	4,184	4,334	4,299

(1)	Liquids converted to thousand cubic feet equivalent at 1 barrel = 6 thousand cubic feet.

(2)	Produced gas volumes include Athabasca and crude oil volumes include Senlac.
Production volumes increased 7 percent or 301 MMcfe/d in the second quarter of 2008 compared to the second quarter of 2007 due to increased production from EnCana’s natural gas key resource plays of 17 percent offset partially by decreased production from crude oil key resource plays of 9 percent and natural declines in conventional properties.
Production volumes increased 8 percent or 336 MMcfe/d in the six months of 2008 compared to the six months of 2007 due to increased production from EnCana’s natural gas key resource plays of 17 percent and from crude oil key resource plays of 1 percent offset partially by natural declines in conventional properties.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Key Resource Plays

	Three Months Ended June 30					Six Months Ended June 30
				Drilling Activity					Drilling Activity
	Daily Production			(net wells drilled)		Daily Production			(net wells drilled)
		2008 vs					2008 vs
	2008	2007	2007	2008	2007	2008	2007	2007	2008	2007
Natural Gas (MMcf/d)
Jonah	630	20%	523	49	42	613	19%	514	92	81
Piceance	383	10%	349	81	72	377	10%	342	164	137
East Texas	316	127%	139	22	11	294	143%	121	33	18
Fort Worth	137	10%	124	20	29	138	20%	115	41	43
Greater Sierra	219	0%	219	27	32	211	5%	202	63	55
Cutbank Ridge(1)	280	13%	248	24	26	275	15%	240	48	59
Bighorn(1)	170	39%	122	18	10	158	37%	116	48	38
CBM	303	24%	245	10	18	300	21%	248	261	426
Shallow Gas	712	-2%	729	83	241	713	-3%	732	579	657

	3,150	17%	2,698	334	481	3,079	17%	2,628	1,329	1,514

Oil (Mbbls/d)(2)
Foster Creek	21	-16%	25	1	1	24	5%	23	13	9
Christina Lake	4	27%	3	—	2	3	16%	3	—	2

	25	-12%	28	1	3	27	4%	26	13	11
Pelican Lake	21	-5%	23	—	—	23	1%	23	—	—
Weyburn	13	-10%	14	5	9	14	-9%	15	14	18

	59	-9%	65	6	12	64	1%	64	27	29

Total (MMcfe/d)(3)	3,506	14%	3,088	340	493	3,464	15%	3,007	1,356	1,543

(1)
Key resource play production and wells drilled information in 2007 for Cutbank Ridge and Bighorn were restated to include the addition of new areas and zones that now qualify for key resource play inclusion based on EnCana’s internal criteria.

(2)	Percentage changes are calculated using bbls/d.

(3)	Total key resource play production and wells drilled information in 2007 was restated in the first quarter of 2008 to include the designation of Weyburn as an oil key resource play.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
GASCO
As discussed in the EnCana’s Business section of this MD&A, the Company announced its plans to split into two highly focused energy companies. GasCo’s operating segments will include the Canadian Foothills and United States Divisions.
CANADIAN FOOTHILLS AND UNITED STATES
Produced Gas
Three Months Ended June 30, 2008 versus 2007
Financial Results

($ millions, except per unit amounts in $ per thousand cubic feet)	2008
	Canadian Foothills		United States
		$/Mcf		$/Mcf
Revenues, Net of Royalties / Price	$1,167	$9.94	$1,472	$9.93
Realized Financial Hedging Gain (Loss)	(167)		(164)
Expenses
Production and mineral taxes	11	0.09	107	0.72
Transportation and selling	51	0.43	120	0.81
Operating	163	1.39	106	0.71

Operating Cash Flow / Netback (1)	$775	$8.03	$975	$7.69

Netback including Realized Financial Hedging		$6.61		$6.58

Gas Production Volumes (MMcf/d)		1,289		1,629

	2007
	Canadian Foothills		United States
		$/Mcf		$/Mcf
Revenues, Net of Royalties / Price	$769	$6.86	$679	$5.73
Realized Financial Hedging Gain (Loss)	47		310
Expenses
Production and mineral taxes	12	0.11	20	0.17
Transportation and selling	49	0.43	77	0.65
Operating	114	1.02	85	0.71

Operating Cash Flow / Netback (1)	$641	$5.30	$807	$4.20

Netback including Realized Financial Hedging		$5.72		$6.81

Gas Production Volumes (MMcf/d)		1,231		1,303

(1)	Netback excludes the impact of realized financial hedging.
Produced Gas Revenue Variances

	2007 Revenues	Revenue		2008 Revenues
	Net of	Variances in:		Net of
($ millions)	Royalties	Price(1)	Volume	Royalties
Canadian Foothills	$816	$139	$45	$1,000
United States	989	57	262	1,308

Total Produced Gas	$1,805	$196	$307	$2,308

(1)	Includes the impact of realized financial hedging.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Revenues, net of royalties, for Canadian Foothills and the U.S. increased in the second quarter of 2008 compared with the same period in 2007 due to:
•	A 25 percent increase in U.S. natural gas production volumes and a 5 percent increase in Canadian Foothills natural gas production volumes; and
•	A 73 percent increase in U.S. natural gas prices and a 45 percent increase in Canadian Foothills natural gas prices, excluding the impact of financial hedging;
offset by:
•
Canadian Foothills realized financial hedging losses of $167 million or $1.42 per Mcf in 2008 compared to gains of $47 million or $0.42 per Mcf in 2007 and U.S. realized financial hedging losses of $164 million or $1.11 per Mcf in 2008 compared to gains of $310 million or $2.61 per Mcf in 2007.

Produced gas volumes in the U.S. increased 25 percent in 2008 as a result of drilling and operational success at East Texas, Jonah, Piceance and Fort Worth as well as incremental volumes from the Deep Bossier acquisition and upgrades to the compression and gathering facilities at Jonah. Produced gas volumes in the Canadian Foothills increased 5 percent in 2008 compared to 2007. Drilling success and new facilities in the key resource plays of Coalbed Methane (“CBM”), Bighorn and Cutbank Ridge were offset by natural declines for conventional properties and planned outages due to turnarounds at the Hythe, Sexsmith and McMahon plants.
The increase in U.S. and Canadian Foothills natural gas prices in 2008, excluding the impact of financial hedges, reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials. Variability in realized prices also reflects the weighting of EnCana’s various gas stream volumes at their respective benchmark price, net of applicable basis differential.
Natural gas per unit production and mineral taxes in the U.S. increased 324 percent or $0.55 per Mcf in 2008 compared to 2007 as a result of higher natural gas prices and Colorado severance tax refunds received in the second quarter of 2007.
Natural gas per unit transportation and selling costs for the U.S. increased 25 percent or $0.16 per Mcf in 2008 compared to 2007 as a result of higher unutilized transportation commitments, higher gathering costs and transporting gas greater distances on the Rockies Express Pipeline to improve price realizations.
Natural gas per unit operating expenses for the Canadian Foothills in 2008 were 36 percent or $0.37 per Mcf higher than in 2007 primarily as a result of higher long-term compensation costs due to the increase in the EnCana share price, higher repairs and maintenance due to planned plant turnarounds in the second quarter of 2008, the higher U.S./Canadian dollar exchange rate, increased gathering and processing and salaries and benefits expenses. Natural gas per unit operating expenses in the U.S. were impacted by higher long-term compensation costs offset by increased production volumes combined with a high proportion of fixed costs.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Six Months Ended June 30, 2008 versus 2007
Financial Results

($ millions, except per unit amounts in $ per thousand cubic feet)	2008
	Canadian Foothills		United States
		$/Mcf		$/Mcf
Revenues, Net of Royalties / Price	$2,037	$8.79	$2,630	$9.08
Realized Financial Hedging Gain (Loss)	(128)		(139)
Expenses
Production and mineral taxes	14	0.06	194	0.67
Transportation and selling	104	0.45	235	0.81
Operating	324	1.40	207	0.71

Operating Cash Flow / Netback (1)	$1,467	$6.88	$1,855	$6.89

Netback including Realized Financial Hedging		$6.33		$6.41

Gas Production Volumes (MMcf/d)		1,273		1,591

	2007
	Canadian Foothills		United States
		$/Mcf		$/Mcf
Revenues, Net of Royalties / Price	$1,464	$6.67	$1,366	$5.97
Realized Financial Hedging Gain (Loss)	123		454
Expenses
Production and mineral taxes	23	0.10	78	0.34
Transportation and selling	94	0.43	143	0.63
Operating	231	1.05	160	0.69

Operating Cash Flow / Netback (1)	$1,239	$5.09	$1,439	$4.31

Netback including Realized Financial Hedging		$5.65		$6.30

Gas Production Volumes (MMcf/d)		1,214		1,263

(1)	Netback excludes the impact of realized financial hedging.
Produced Gas Revenue Variances

	2007 Revenues	Revenue		2008 Revenues
	Net of	Variances in:		Net of
($ millions)	Royalties	Price(1)	Volume	Royalties
Canadian Foothills	$1,587	$224	$98	$1,909
United States	1,820	147	524	2,491

Total Produced Gas	$3,407	$371	$622	$4,400

(1)	Includes the impact of realized financial hedging.
Revenues, net of royalties, for Canadian Foothills and the U.S. increased in the six months of 2008 compared with the same period in 2007 due to:
•	A 26 percent increase in U.S. natural gas production volumes and a 5 percent increase in Canadian Foothills natural gas production volumes; and

•	A 52 percent increase in U.S. natural gas prices and a 32 percent increase in Canadian Foothills natural gas prices, excluding the impact of financial hedging;
offset by:
•
Canadian Foothills realized financial hedging losses of $128 million or $0.55 per Mcf in 2008 compared to gains of $123 million or $0.56 per Mcf in 2007 and U.S. realized financial hedging losses of $139 million or $0.48 per Mcf in 2008 compared to gains of $454 million or $1.99 per Mcf in 2007.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Produced gas volumes in the U.S. increased 26 percent in 2008 as a result of drilling and operational success at East Texas, Jonah, Piceance and Fort Worth as well as incremental volumes from the Deep Bossier acquisition and upgrades to the compression and gathering facilities at Jonah. Produced gas volumes in the Canadian Foothills increased 5 percent in 2008 compared to 2007. Drilling success and new facilities in the key resource plays of CBM, Bighorn and Cutbank Ridge were offset by natural declines for conventional properties.
The increase in U.S. and Canadian Foothills natural gas prices in 2008, excluding the impact of financial hedges, reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials. Variability in realized prices also reflects the weighting of EnCana’s various gas stream volumes at their respective benchmark price, net of applicable basis differential.
Natural gas per unit production and mineral taxes in the U.S. increased 97 percent or $0.33 per Mcf in 2008 compared to 2007 as a result of higher natural gas prices and Colorado severance tax refunds received in the second quarter of 2007.
Natural gas per unit transportation and selling costs for the U.S. increased 29 percent or $0.18 per Mcf in 2008 compared to 2007 as a result of higher unutilized transportation commitments, higher gathering costs and transporting gas greater distances on the Rockies Express Pipeline to improve price realizations.
Natural gas per unit operating expenses for the Canadian Foothills in 2008 were 33 percent or $0.35 per Mcf higher than in 2007 primarily as a result of the higher U.S./Canadian dollar exchange rate, higher repairs and maintenance due to planned plant turnarounds, increased workovers, gathering and processing and salaries and benefits expenses. Natural gas per unit operating expenses in the U.S. were impacted by higher long-term compensation costs offset by increased production volumes combined with a high proportion of fixed costs.
Crude Oil and NGLs
Three Months Ended June 30, 2008 versus 2007
Financial Results

($ millions)	2008		2007
	Canadian Foothills	United States	Canadian Foothills	United States
Revenues, Net of Royalties	$174	$130	$88	$70
Expenses
Production and mineral taxes	1	11	1	6
Transportation and selling	3	—	2	—
Operating	12	—	7	—

Operating Cash Flow	$158	$119	$78	$64

Crude Oil and NGLs Revenue Variances

	2007 Revenues	Revenue		2008 Revenues
	Net of	Variances in:		Net of
($ millions)	Royalties	Price(1)	Volume	Royalties
Canadian Foothills	$88	$66	$20	$174
United States	70	63	(3)	130

Total Crude Oil and NGLs	$158	$129	$17	$304

(1)	Includes the impact of realized financial hedging.
Revenues, net of royalties, for Canadian Foothills and the U.S. increased in the second quarter of 2008 compared with the same period in 2007 due to:
•	A 100 percent increase in Canadian Foothills crude oil prices and 87 percent increase in North American NGLs prices, excluding financial hedges;
offset by:
•	Canadian Foothills realized financial hedging losses on liquids of $21 million or $11.19 per bbl in 2008 compared to losses of $3 million or $1.64 per bbl in 2007.
Canadian Foothills crude oil production increased 5 percent primarily due to new wells on production in the Bighorn and Clearwater areas.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Per Unit Results — Crude Oil

($ per barrel)	Canadian Foothills
	2008	2007
Price (1)	$114.28	$57.00
Expenses
Production and mineral taxes	2.05	1.47
Transportation and selling	2.70	1.79
Operating	15.39	9.31

Netback	$94.14	$44.43

Crude Oil Production Volumes (bbls/d)	8,376	7,959

(1)	Excludes the impact of realized financial hedging.
Canadian Foothills crude oil prices in 2008 increased 100 percent compared to 2007. The increase reflects the changes in benchmark WTI and WCS crude oil prices as well as lower average differentials. Total realized financial hedging losses on crude oil for Canadian Foothills were approximately $8 million or $11.06 per bbl in 2008 compared to losses of approximately $1 million or $1.67 per bbl in 2007.
Canadian Foothills crude oil per unit production and mineral taxes increased 39 percent or $0.58 per bbl in 2008 compared to 2007 primarily due to higher crude oil prices and the higher U.S./Canadian dollar exchange rate.
Canadian Foothills crude oil per unit transportation and selling costs increased 51 percent or $0.91 per bbl in 2008 compared to 2007 due to increased pipeline tariff rates and the higher U.S./Canadian dollar exchange rate.
Canadian Foothills crude oil per unit operating costs in 2008 increased 65 percent or $6.08 per bbl compared to 2007 mainly due to increased workovers, gathering and processing, electricity and the higher U.S./Canadian dollar exchange rate.
Per Unit Results — NGLs
NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas. NGLs production volumes from the U.S. were 13,482 bbls/d in 2008 compared to 13,809 bbls/d in 2007 and from Canadian Foothills were 11,779 bbls/d in 2008 compared to 9,811 bbls/d in 2007. Average U.S. NGLs realized prices increased 91 percent to $105.73 per bbl in 2008 from $55.43 per bbl in 2007 and average Canadian Foothills NGLs realized prices increased 84 percent to $101.23 per bbl in 2008 from $55.10 per bbl in 2007, which are consistent with the higher WTI benchmark price.
Six Months Ended June 30, 2008 versus 2007
Financial Results

($ millions)	2008		2007
	Canadian Foothills	United States	Canadian Foothills	United States
Revenues, Net of Royalties	$322	$229	$168	$124
Expenses
Production and mineral taxes	2	20	1	12
Transportation and selling	6	—	4	—
Operating	23	—	14	—

Operating Cash Flow	$291	$209	$149	$112

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Crude Oil and NGLs Revenue Variances

	2007 Revenues	Revenue		2008 Revenues
	Net of	Variances in:		Net of
($ millions)	Royalties	Price(1)	Volume	Royalties
Canadian Foothills	$168	$116	$38	$322
United States	124	100	5	229

Total Crude Oil and NGLs	$292	$216	$43	$551

(1)	Includes the impact of realized financial hedging.
Revenues, net of royalties, for Canadian Foothills and the U.S. increased in the six months of 2008 compared with the same period in 2007 due to:
•	A 90 percent increase in Canadian Foothills crude oil prices and 83 percent increase in North American NGLs prices, excluding financial hedges;
offset by:
•	Canadian Foothills realized financial hedging losses on liquids of $31 million or $8.45 per bbl in 2008 compared to gains of $1 million or $0.39 per bbl in 2007.
Canadian Foothills crude oil production increased 5 percent primarily due to new wells on production in the Clearwater area.
Per Unit Results — Crude Oil

($ per barrel)	Canadian Foothills
	2008	2007
Price (1)	$103.53	$54.62
Expenses
Production and mineral taxes	1.59	0.91
Transportation and selling	2.30	1.64
Operating	14.59	9.67

Netback	$85.05	$42.40

Crude Oil Production Volumes (bbls/d)	8,621	8,223

(1)	Excludes the impact of realized financial hedging.
Canadian Foothills crude oil prices in 2008 increased 90 percent compared to 2007. The increase reflects the changes in benchmark WTI and WCS crude oil prices as well as lower average differentials. Total realized financial hedging losses on crude oil for Canadian Foothills were approximately $13 million or $8.17 per bbl in 2008 compared to gains of approximately $1 million or $0.37 per bbl in 2007.
Canadian Foothills crude oil per unit production and mineral taxes increased 75 percent or $0.68 per bbl in 2008 compared to 2007 primarily due to higher crude oil prices and the higher U.S./Canadian dollar exchange rate.
Canadian Foothills crude oil per unit transportation and selling costs increased 40 percent or $0.66 per bbl in 2008 compared to 2007 due to increased pipeline tariff rates and the higher U.S./Canadian dollar exchange rate.
Canadian Foothills crude oil per unit operating costs in 2008 increased 51 percent or $4.92 per bbl compared to 2007 mainly due to the higher U.S./Canadian dollar exchange rate, increased electricity and gathering and processing costs.
Per Unit Results — NGLs
NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas. NGLs production volumes from the U.S. were 13,358 bbls/d in 2008 compared to 13,159 bbls/d in 2007 and from Canadian Foothills were 11,517 bbls/d in 2008 compared to 9,655 bbls/d in 2007. Average U.S. NGLs realized prices increased 82 percent to $94.14 per bbl in 2008 from $51.81 per bbl in 2007 and average Canadian Foothills NGLs realized prices increased 86 percent to $91.25 per bbl in 2008 from $49.09 per bbl in 2007, which are consistent with the higher WTI benchmark price.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
IOCO
As discussed in the EnCana’s Business section of this MD&A, the Company announced its plans to split into two highly focused energy companies. IOCo’s operating segments will include the Integrated Oil and Canadian Plains Divisions.
INTEGRATED OIL
Foster Creek/Christina Lake Operations
On January 2, 2007, EnCana became a 50 percent partner in an integrated North American oil business with ConocoPhillips that consists of an upstream and a downstream entity. The upstream entity includes contributed assets from EnCana, primarily the Foster Creek and Christina Lake oil properties while the downstream entity includes ConocoPhillips’ Wood River and Borger refineries located in Illinois and Texas, respectively.
The goal of the upstream business is to increase production at Foster Creek/Christina Lake to approximately 400,000 bbls/d of bitumen (on a 100 percent basis before royalties) by 2016.
Three Months Ended June 30, 2008 versus 2007
Financial Results

($ millions)	Foster Creek/Christina Lake
	2008	2007
Revenues, Net of Royalties	$298	$172
Expenses
Transportation and selling	123	72
Operating	50	39

Operating Cash Flow	$125	$61

Crude Oil Revenue Variances

	2007 Revenues	Revenue			2008 Revenues
	Net of	Variances in:			Net of
($ millions)	Royalties	Price(1)	Volume	Other(2)	Royalties
Foster Creek/ Christina Lake	$172	112	(36)	50	298

(1)	Includes the impact of realized financial hedging.

(2)	Revenue dollars reported include the value of condensate sold as bitumen blend. Condensate costs are recorded in transportation expense.
Revenues, net of royalties, increased in the second quarter of 2008 compared with the same period in 2007 due to:
•	A 138 percent increase in crude oil prices, excluding financial hedges;
offset by:
•	Realized financial hedging losses of $35 million or $15.12 per bbl in 2008 compared to losses of $3 million or $1.06 per bbl in 2007; and

•	Lower sales volumes attributable to the planned turnaround at Foster Creek in the second quarter of 2008 and changes in inventory.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Per Unit Results — Crude Oil

($ per barrel)	Foster Creek/Christina Lake
	2008	2007
Price (1)	$93.64	$39.40
Expenses
Transportation and selling	2.77	3.62
Operating	21.41	14.02

Netback	$69.46	$21.76

Crude Oil Production Volumes (bbls/d)	24,671	27,994

(1)	Excludes the impact of realized financial hedging.
Foster Creek/Christina Lake crude oil prices in 2008 increased 138 percent compared to 2007. This increase reflects the changes in benchmark WTI and WCS crude oil prices compared to 2007 as well as price differentials not increasing as much as benchmark prices. WCS as a percentage of WTI was 83 percent in 2008 compared to 71 percent in 2007.
Foster Creek/Christina Lake crude oil per unit transportation and selling costs in 2008 decreased 23 percent or $0.85 per bbl compared to 2007 due to variability in sales destinations and pipelines utilized to transport the bitumen volumes offset partially by the higher U.S./Canadian dollar exchange rate.
Foster Creek/Christina Lake crude oil per unit operating costs increased 53 percent or $7.39 per bbl in 2008 compared to 2007. The increase is mainly due to increased purchased fuel costs, staff levels, workovers, repairs and maintenance associated with the plant turnaround at Foster Creek and higher long-term compensation costs due to the increase in the EnCana share price. In addition, operating costs for 2008 compared to 2007 were impacted by the higher U.S./Canadian dollar exchange rate.
Six Months Ended June 30, 2008 versus 2007
Financial Results

($ millions)	Foster Creek/Christina Lake
	2008	2007
Revenues, Net of Royalties	$536	$392
Expenses
Transportation and selling	243	196
Operating	91	88

Operating Cash Flow	$202	$108

Crude Oil Revenue Variances

	2007 Revenues	Revenue			2008 Revenues
	Net of	Variances in:			Net of
($ millions)	Royalties	Price(1)	Volume	Other(2)	Royalties
Foster Creek/ Christina Lake	$392	147	(55)	52	536

(1)	Includes the impact of realized financial hedging.

(2)	Revenue dollars reported include the value of condensate sold as bitumen blend. Condensate costs are recorded in transportation expense.
Revenues, net of royalties, increased in the six months of 2008 compared with the same period in 2007 due to:
•	A 110 percent increase in crude oil prices, excluding financial hedges;
offset by:
•	Realized financial hedging losses of $58 million or $12.09 per bbl in 2008 compared to gains of $6 million or $1.14 per bbl in 2007; and

•	Lower sales volumes attributable to the planned turnaround at Foster Creek in the second quarter of 2008 and changes in inventory.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Per Unit Results — Crude Oil

($ per barrel)	Foster Creek/Christina Lake
	2008	2007
Price (1)	$76.10	$36.28
Expenses
Transportation and selling	2.74	3.33
Operating	18.94	15.60

Netback	$54.42	$17.35

Crude Oil Production Volumes (bbls/d)	27,024	25,645

(1)	Excludes the impact of realized financial hedging.
Foster Creek/Christina Lake crude oil prices in 2008 increased 110 percent compared to 2007. This increase reflects the changes in benchmark WTI and WCS crude oil prices compared to 2007 as well as price differentials not increasing as much as benchmark prices. WCS as a percentage of WTI was 81 percent in 2008 compared to 71 percent in 2007.
Foster Creek/Christina Lake crude oil per unit transportation and selling costs in 2008 decreased 18 percent or $0.59 per bbl compared to 2007 due to variability in sales destinations and pipelines utilized to transport the bitumen volumes, offset partially by the higher U.S./Canadian dollar exchange rate.
Foster Creek/Christina Lake crude oil per unit operating costs increased 21 percent or $3.34 per bbl in 2008 compared to 2007. The increase is mainly due to increased purchased fuel costs, staff levels, workovers, repairs and maintenance associated with the plant turnaround at Foster Creek and higher long-term compensation costs due to the increase in the EnCana share price. In addition, operating costs for 2008 compared to 2007 were impacted by the higher U.S./Canadian dollar exchange rate.
Other Integrated Oil Operations
In addition to the 50 percent owned Foster Creek/Christina Lake operations, Integrated Oil also manages the 100 percent owned natural gas operations in Athabasca and crude oil operations in Senlac. Production volumes from Athabasca were 67 MMcf/d in the second quarter of 2008 compared to 98 MMcf/d in the second quarter of 2007 and 66 MMcf/d in the six months of 2008 compared to 95 MMcf/d in the six months of 2007. Production volumes from Senlac were 3,009 bbls/d in the second quarter of 2008 compared to 2,489 bbls/d in the second quarter of 2007 and 3,261 bbls/d in the six months of 2008 compared to 2,737 bbls/d in the six months of 2007.
Downstream Operations
Financial Results

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2008	2007	2008	2007
Revenues	$2,769	$1,717	$4,815	$3,060
Expenses
Operating	127	119	259	219
Purchased product	2,300	1,157	4,121	2,291

Operating Cash Flow	$342	$441	$435	$550

The downstream business commenced on January 2, 2007 when EnCana became a 50 percent partner in the entity that owns the Wood River and Borger refineries operated by ConocoPhillips.
The Borger refinery, located in Borger, Texas, has a current capacity of approximately 146,000 bbls/d of crude oil and approximately 45,000 bbls/d of NGLs (on a 100 percent basis). The coker installed in 2007 is enabling the refinery to upgrade approximately 30,000 bbls/d of Western Canadian Select heavy crude.
The Wood River refinery, located in Roxana, Illinois, has a current capacity of approximately 306,000 bbls/d of crude oil (on a 100 percent basis). During the first quarter of 2008, the refinery undertook scheduled maintenance on one of its gasoline producing units, a catalytic cracker, resulting in lower refinery utilization rates.
The goal of the downstream business is to refine in the aggregate at the Borger and Wood River refineries approximately 250,000 bbls/d of bitumen (on a 100 percent basis) by 2015 to primarily transportation fuels. Currently, the refineries have processing capability to refine up to approximately 70,000 bbls/d of bitumen.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Revenues reflect EnCana’s 50 percent share of the sale of refined petroleum products in the U.S. Operating Cash Flow during 2008 was impacted by weaker refining margins as evidenced by the Chicago 3-2-1 Crack Spread, which is disclosed in the Business Environment section of this MD&A. The Chicago 3-2-1 Crack Spread decreased 55 percent to $13.60 per bbl in the second quarter of 2008 compared to $30.12 per bbl in 2007 and decreased 50 percent to $10.65 per bbl in the six months of 2008 compared to $21.51 per bbl in 2007. Year-to-date operating cash flow includes an increase of $238 million (2007 — $55 million) related to lower purchased product costs as a result of accounting for inventory based on a first-in first-out valuation which is required under Canadian generally accepting accounting principles. This inventory valuation methodology results in lower product charges to operations in a rising input cost environment. On a 100 percent basis, the two refineries have a combined crude oil refining capacity of 452,000 bbls/d and operated at an average 97 percent of that capacity during the second quarter of 2008 compared to 88 percent in 2007 and 94 percent during the six months of 2008 compared to 92 percent in 2007. Refinery crude utilization was lower in the second quarter of 2007 due to the planned turnaround and coker startup at the Borger refinery. Refined products averaged 464,000 bbls/d (232,000 bbls/d net to EnCana) in the second quarter of 2008 compared to 421,000 bbls/d (210,500 bbls/d net to EnCana) in 2007 and 450,000 bbls/d (225,000 bbls/d net to EnCana) in the six months of 2008 compared to 439,000 bbls/d (219,500 bbls/d net to EnCana) in 2007.
Purchased products, consisting mainly of crude oil, represented 95 percent of total expenses in the second quarter of 2008 compared to 91 percent in 2007 and 94 percent of total expenses in the six months of 2008 compared to 91 percent in 2007. Operating costs for labour, utilities and supplies comprised the balance of expenses. Revenues and purchased product have increased 61 percent and 99 percent, respectively, in line with the significant increase in crude oil prices experienced in the quarter and the reduced refining margins.
CANADIAN PLAINS
Produced Gas
Three Months Ended June 30, 2008 versus 2007
Financial Results

($ millions, except per unit amounts in $ per thousand cubic feet)	Canadian Plains
	2008		2007
		$/Mcf		$/Mcf
Revenues, Net of Royalties / Price	$739	$9.50	$529	$6.66
Realized Financial Hedging Gain (Loss)	(110)		34
Expenses
Production and mineral taxes	13	0.17	10	0.14
Transportation and selling	18	0.22	21	0.26
Operating	74	0.96	55	0.69

Operating Cash Flow / Netback (1)	$524	$8.15	$477	$5.57

Netback including Realized Financial Hedging		$6.73		$6.00

Gas Production Volumes (MMcf/d)		856		874

(1)	Netback excludes the impact of realized financial hedging.
Produced Gas Revenue Variances

	2007 Revenues	Revenue		2008 Revenues
	Net of	Variances in:		Net of
($ millions)	Royalties	Price(1)	Volume	Royalties
Canadian Plains	$563	$79	$(13)	$629

(1)	Includes the impact of realized financial hedging.
Revenues, net of royalties, increased in the second quarter of 2008 compared with the same period in 2007 due to:
•	A 43 percent increase in natural gas prices, excluding the impact of financial hedging;
offset by:
•	A 2 percent decrease in natural gas production volumes; and

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
•	Realized financial hedging losses of $110 million or $1.42 per Mcf in 2008 compared to gains of $34 million or $0.43 per Mcf in 2007.
Produced gas volumes decreased 2 percent in 2008 compared to 2007. Production added as a result of infill drilling programs was offset by expected natural declines for the Shallow Gas key resource play and conventional properties.
The increase in EnCana’s natural gas price in 2008, excluding the impact of financial hedges, reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials. Variability in realized prices also reflects the weighting of EnCana’s various gas stream volumes at their respective benchmark price, net of applicable basis differential.
Natural gas per unit production and mineral taxes increased in 2008 compared to 2007 for the Canadian Plains primarily due to the higher U.S./Canadian dollar exchange rate and higher natural gas prices.
Natural gas per unit transportation and selling costs decreased 15 percent or $0.04 per Mcf in 2008 compared to 2007 due to lower average transportation tolls offset partially by the higher U.S./Canadian dollar exchange rate.
Natural gas per unit operating expenses for the Canadian Plains in 2008 were 39 percent or $0.27 per Mcf higher than in 2007 primarily as a result of higher long-term compensation costs due to the increase in the EnCana share price and the higher U.S./Canadian dollar exchange rate as well as higher repairs and maintenance, property tax and lease costs and salaries and benefits expenses.
Six Months Ended June 30, 2008 versus 2007
Financial Results

($ millions, except per unit amounts in $ per thousand cubic feet)	Canadian Plains
	2008		2007
		$/Mcf		$/Mcf
Revenues, Net of Royalties / Price	$1,302	$8.34	$1,031	$6.46
Realized Financial Hedging Gain (Loss)	(83)		90
Expenses
Production and mineral taxes	18	0.12	20	0.13
Transportation and selling	37	0.24	43	0.26
Operating	147	0.94	107	0.67

Operating Cash Flow / Netback (1)	$1,017	$7.04	$951	$5.40

Netback including Realized Financial Hedging		$6.51		$5.97

Gas Production Volumes (MMcf/d)		857		882

(1)	Netback excludes the impact of realized financial hedging.
Produced Gas Revenue Variances

	2007 Revenues	Revenue		2008 Revenues
	Net of	Variances in:		Net of
($ millions)	Royalties	Price(1)	Volume	Royalties
Canadian Plains	$1,121	$127	$(29)	$1,219

(1)	Includes the impact of realized financial hedging.
Revenues, net of royalties, increased in the six months of 2008 compared with the same period in 2007 due to:
•	A 29 percent increase in natural gas prices, excluding the impact of financial hedging;
offset by:
•	A 3 percent decrease in natural gas production volumes; and

•	Realized financial hedging losses of $83 million or $0.53 per Mcf in 2008 compared to gains of $90 million or $0.57 per Mcf in 2007.
Produced gas volumes decreased 3 percent in 2008 compared to 2007. Production added as a result of infill drilling programs was offset by expected natural declines for the Shallow Gas key resource play and conventional properties.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
The increase in EnCana’s natural gas price in 2008, excluding the impact of financial hedges, reflects the changes in AECO and NYMEX benchmark prices and changes in the basis differentials. Variability in realized prices also reflects the weighting of EnCana’s various gas stream volumes at their respective benchmark price, net of applicable basis differential.
Natural gas per unit transportation and selling costs decreased 8 percent or $0.02 per Mcf in 2008 compared to 2007 due to lower average transportation tolls offset partially by the higher U.S./Canadian dollar exchange rate.
Natural gas per unit operating expenses for the Canadian Plains in 2008 were 40 percent or $0.27 per Mcf higher than in 2007 primarily as a result of the higher U.S./Canadian dollar exchange rate and higher long-term compensation costs due to the increase in the EnCana share price as well as higher repairs and maintenance, property tax and lease costs and salaries and benefits expenses.
Crude Oil and NGLs
Three Months Ended June 30, 2008 versus 2007
Financial Results

($ millions)	Canadian Plains
	2008	2007
Revenues, Net of Royalties	$554	$286
Expenses
Production and mineral taxes	11	8
Transportation and selling	7	7
Operating	72	52

Operating Cash Flow	$464	$219

Crude Oil and NGLs Revenue Variances

	2007 Revenues	Revenue		2008 Revenues
	Net of	Variances in:		Net of
($ millions)	Royalties	Price(1)	Volume	Royalties
Canadian Plains	$286	$297	$(29)	$554

(1)	Includes the impact of realized financial hedging.
Revenues, net of royalties, increased in the second quarter of 2008 compared with the same period in 2007 due to:
•	A 122 percent increase in crude oil prices and 72 percent increase in NGLs prices, excluding financial hedges;
offset by:
•	Realized financial hedging losses on liquids of $70 million or $11.43 per bbl in 2008 compared to losses of $11 million or $1.69 per bbl in 2007.
Production from the Pelican Lake key resource play in the second quarter of 2008 was 21,434 bbls/d, down 5 percent compared to 2007 mainly due to facility down time during the quarter related to downstream pipeline disruptions and related oil treating interruptions. Production from the Weyburn key resource play of 13,180 bbls/d was down 10 percent mainly due to expected natural declines offset by production adds from the infill drilling program. At Suffield, production of 13,207 bbls/d was down 17 percent mainly due to natural declines. Overall, Canadian Plains crude oil production decreased 7 percent.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Per Unit Results — Crude Oil

($ per barrel)	Canadian Plains
	2008	2007
Price (1)	$102.55	$46.14
Expenses
Production and mineral taxes	1.78	1.13
Transportation and selling	1.45	1.23
Operating	12.11	8.27

Netback	$87.21	$35.51

Crude Oil Production Volumes (bbls/d)	65,097	70,148

(1)	Excludes the impact of realized financial hedging.
Canadian Plains crude oil prices in 2008 increased 122 percent compared to 2007. The increase reflects the changes in benchmark WTI and WCS crude oil prices. Total realized financial hedging losses on crude oil for Canadian Plains were approximately $69 million or $11.44 per bbl in 2008 compared to losses of approximately $11 million or $1.69 per bbl in 2007.
Canadian Plains crude oil per unit production and mineral taxes increased 58 percent or $0.65 per bbl in 2008 compared to 2007 primarily due to higher crude oil prices and the higher U.S./Canadian dollar exchange rate.
Canadian Plains crude oil per unit transportation and selling costs increased 18 percent or $0.22 per bbl in 2008 compared to 2007 due to the higher U.S./Canadian dollar exchange rate and additional clean oil trucking costs at Pelican Lake offset by lower clean oil trucking costs at Weyburn in 2008.
Canadian Plains crude oil per unit operating costs in 2008 increased 46 percent or $3.84 per bbl compared to 2007 mainly due to the higher U.S./Canadian dollar exchange rate, higher long-term compensation costs due to the increase in the EnCana share price and increased property tax and lease costs, salaries and benefits expenses, workovers, repairs and maintenance and chemical costs combined with lower overall crude oil volumes.
Per Unit Results — NGLs
NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas. NGLs production volumes were 1,189 bbls/d in 2008 compared to 1,206 bbls/d in 2007. NGLs realized prices increased 72 percent to $96.34 per bbl in 2008 from $56.08 per bbl in 2007, which is consistent with the higher WTI benchmark price.
Six Months Ended June 30, 2008 versus 2007
Financial Results

($ millions)	Canadian Plains
	2008	2007
Revenues, Net of Royalties	$1,021	$573
Expenses
Production and mineral taxes	19	15
Transportation and selling	15	15
Operating	140	100

Operating Cash Flow	$847	$443

Crude Oil and NGLs Revenue Variances

	2007 Revenues	Revenue		2008 Revenues
	Net of	Variances in:		Net of
($ millions)	Royalties	Price(1)	Volume	Royalties
Canadian Plains	$573	$485	$(37)	$1,021

(1)	Includes the impact of realized financial hedging.
Revenues, net of royalties, increased in the six months of 2008 compared with the same period in 2007 due to:

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
•	A 107 percent increase in crude oil prices and 66 percent increase in NGLs prices, excluding financial hedges;
offset by:
•	Realized financial hedging losses on liquids of $106 million or $8.43 per bbl in 2008 compared to gains of $5 million or $0.40 per bbl in 2007.
Production from the Pelican Lake key resource play in the six months of 2008 was 22,669 bbls/d, essentially unchanged from 2007. Production from the Weyburn key resource play of 13,580 bbls/d was down 9 percent mainly due to expected natural declines offset by production adds from the infill drilling program. At Suffield, production of 13,675 bbls/d was down 15 percent mainly due to natural declines. Overall, Canadian Plains crude oil production decreased 6 percent.
Per Unit Results — Crude Oil

($ per barrel)	Canadian Plains
	2008	2007
Price (1)	$89.58	$43.34
Expenses
Production and mineral taxes	1.52	1.15
Transportation and selling	1.34	1.22
Operating	11.38	7.84

Netback	$75.34	$33.13

Crude Oil Production Volumes (bbls/d)	67,439	71,387

(1)	Excludes the impact of realized financial hedging.
Canadian Plains crude oil prices in 2008 increased 107 percent compared to 2007. The increase reflects the changes in benchmark WTI and WCS crude oil prices. Total realized financial hedging losses on crude oil for Canadian Plains were approximately $105 million or $8.45 per bbl in 2008 compared to gains of approximately $5 million or $0.40 per bbl in 2007.
Canadian Plains crude oil per unit production and mineral taxes increased 32 percent or $0.37 per bbl in 2008 compared to 2007 primarily due to higher crude oil prices and the higher U.S./Canadian dollar exchange rate.
Canadian Plains crude oil per unit transportation and selling costs increased 10 percent or $0.12 per bbl in 2008 compared to 2007 due to the higher U.S./Canadian dollar exchange rate partially offset by lower clean oil trucking costs.
Canadian Plains crude oil per unit operating costs in 2008 increased 45 percent or $3.54 per bbl compared to 2007 mainly due to the higher U.S./Canadian dollar exchange rate, higher long-term compensation costs due to the increase in the EnCana share price and increased workovers, property tax and lease costs, salaries and benefits expenses, chemical costs and repairs and maintenance combined with lower overall crude oil volumes.
Per Unit Results — NGLs
NGLs are a byproduct obtained through the production of natural gas. As a result, operating costs associated with the production of NGLs are included with produced gas. NGLs production volumes were 1,226 bbls/d in 2008 compared to 1,204 bbls/d in 2007. NGLs realized prices increased 66 percent to $85.40 per bbl in 2008 from $51.42 per bbl in 2007, which is consistent with the higher WTI benchmark price.
DEPRECIATION, DEPLETION AND AMORTIZATION
Upstream DD&A
EnCana uses full cost accounting and calculates DD&A on a country-by-country cost centre basis.
Three Months Ended June 30, 2008 versus 2007
Upstream DD&A expenses of $1,026 million in the second quarter of 2008 increased $190 million or 23 percent compared to 2007 due to:
•	Production volumes increased 7 percent;

•
DD&A rates in 2008 for the U.S. are higher primarily due to higher capitalized costs, mainly attributable to the Deep Bossier acquisition. DD&A rates in Canada for 2008 were lower than 2007 primarily as a result of the higher proved reserves offset in part by the impact of the higher U.S./Canadian dollar exchange rate; and

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
•	DD&A in 2008 includes an impairment of $35 million related to exploration prospects in Qatar.
Six Months Ended June 30, 2008 versus 2007
Upstream DD&A expenses of $1,992 million in the six months of 2008 increased $370 million or 23 percent compared to 2007 due to:
•	Production volumes increased 8 percent;

•
DD&A rates in 2008 for the U.S. are higher primarily due to higher capitalized costs, mainly attributable to the Deep Bossier acquisition. DD&A rates in Canada for 2008 were lower than 2007 primarily as a result of the higher proved reserves offset in part by the impact of the higher U.S./Canadian dollar exchange rate; and

•	DD&A in 2008 includes an impairment of $35 million related to exploration prospects in Qatar.
Downstream DD&A
Downstream refining DD&A was $44 million in the second quarter of 2008 compared to $38 million in 2007 and $88 million in the six months of 2008 compared to $74 million in 2007.
MARKET OPTIMIZATION
Financial Results

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2008	2007	2008	2007
Revenues	$647	$722	$1,272	$1,478
Expenses
Transportation and selling	—	2	—	10
Operating	8	10	19	17
Purchased product	628	702	1,235	1,434

Operating Cash Flow	11	8	18	17
Depreciation, depletion and amortization	4	4	8	7

Segment Income	$7	$4	$10	$10

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification that enhance the sale of EnCana’s production.
On January 1, 2006, EnCana adopted Emerging Issues Task Force (“EITF”) Abstract No. 04-13 - Accounting for Purchases and Sales of Inventory with the Same Counterparty. The effect is to record purchases and sales of inventory that are entered into in contemplation of each other with the same counterparty on a net basis in the Consolidated Statement of Earnings. These purchases and sales are used to optimize transportation or fulfill marketing arrangements. As a result of applying this policy, reported revenues and purchased product costs included offsets of $2,790 million for the six months of 2008 compared to $2,184 million in 2007.
Revenues and Purchased product expenses decreased in 2008 compared with 2007 mainly due to overall volume decreases required for Market Optimization partially offset by increased pricing.
CORPORATE
Financial Results

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2008	2007	2008	2007
Revenues	$(328)	$49	$(1,424)	$(566)
Expenses
Operating	(7)	(7)	(9)	(8)
Depreciation, depletion and amortization	23	21	44	39

Segment Income (Loss)	$(344)	$35	$(1,459)	$(597)

Revenues represent unrealized mark-to-market gains or losses related to financial natural gas and crude oil hedge contracts.
DD&A includes provisions for corporate assets, such as computer equipment, office furniture and leasehold improvements.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Consolidated Corporate Expenses

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2008	2007	2008	2007
Administrative	$225	$95	$381	$190
Interest, net	147	94	281	195
Accretion of asset retirement obligation	20	15	41	29
Foreign exchange (gain) loss, net	(35)	7	60	(5)
(Gain) loss on divestitures	(17)	1	(17)	(58)
Administrative expenses increased $130 million in the second quarter and $191 million in the six months of 2008 compared to the same periods in 2007. The year-to-date increase was primarily due to higher long-term compensation expenses of $92 million as a result of the increase in the EnCana share price, higher staff levels and other related costs due to growth of $32 million and a one time charge of $23 million for the settlement of a class action lawsuit as described in the Contractual Obligations and Contingencies section of this MD&A. The higher U.S./Canadian dollar exchange rate added an additional $20 million. EnCana also recorded $24 million related to the proposed corporate reorganization.
Net interest expense in the six months of 2008 increased $86 million from 2007 primarily as a result of higher average outstanding debt. EnCana’s total long-term debt, including current portion, increased $2,943 million to $10,369 million at June 30, 2008 compared with $7,426 million at June 30, 2007 primarily due to the Deep Bossier acquisition. EnCana’s year-to-date weighted average interest rate on outstanding debt was 5.5 percent in 2008 compared to 5.6 percent in 2007.
The foreign exchange loss of $60 million in six months of 2008 is primarily due to the effects of the U.S./Canadian dollar exchange rate applied to U.S. dollar denominated debt issued from Canada offset by revaluation of the partnership contribution receivable.
The gain on divestitures in 2007 relates to the divestiture of interests in Chad.
Summary of Unrealized Mark-to-Market Gains (Losses)

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2008	2007	2008	2007
Revenues
Natural Gas	$(208)	$71	$(1,321)	$(484)
Crude Oil	(120)	(22)	(103)	(82)

	(328)	49	(1,424)	(566)
Expenses	(10)	(6)	(13)	(7)

	(318)	55	(1,411)	(559)
Income Tax Expense (Recovery)	(83)	8	(439)	(183)

Unrealized Mark-to-Market Gains (Losses), after-tax	$(235)	$47	$(972)	$(376)

Commodity price volatility impacts net earnings. As a means of managing this commodity price volatility, EnCana enters into various financial instrument agreements. The financial instrument agreements were recorded at the date of the financial statements based on mark-to-market accounting. Changes in the mark-to-market gain or loss reflected in corporate revenues are the result of volatility between periods in the forward curve commodity price market and changes in the balance of unsettled contracts. Further information regarding financial instrument agreements can be found in Note 17 to the Interim Consolidated Financial Statements.
Income Tax
The effective tax rate for the six months ended June 30, 2008 was 40.0 percent compared to 22.0 percent in 2007. The majority of the difference is due to a $173 million future tax charge in 2008 related to unrealized foreign exchange not included in net earnings, and a $231 million tax recovery in 2007 related to a tax legislative change.
Cash taxes were $440 million in the second quarter of 2008 compared to $285 million in 2007. Cash taxes for the six months ended June 30, 2008 were $804 million compared to $660 million in 2007. The increase in cash tax is primarily due to the increase in operating cash flow.
Further information regarding EnCana’s effective tax rate can be found in Note 9 to the Interim Consolidated Financial Statements. EnCana’s effective rate in any year is a function of the relationship between the amount of net earnings before income taxes for the year and the magnitude of the items representing “permanent differences” that are excluded from the earnings, which are subject to tax, either current or future. There are a variety of items of this type, including:
•	The effects of asset divestitures where the tax values of the assets sold differ from their accounting values;

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
•	Adjustments for changes to tax rates and other tax legislation, which have an impact on future income tax obligations;

•	The non-taxable half of Canadian capital gains or losses; and

•	Items where the income tax treatment is different from the accounting treatment.
Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are usually some tax matters under review. The Company believes that the provision for taxes is adequate.
If the proposed reorganization mentioned in the EnCana’s Business section of this MD&A occurs, it will result in an acceleration of future taxes for Canadian operations that will be recognized in the fourth quarter of 2008. The impact on 2008 cash taxes is expected to be an increase of approximately $1 billion. This is anticipated to be offset by a U.S. tax benefit which will accrue to GasCo in 2010 and subsequent years as a result of returning to independent producer status. The expected net present value of the tax cost of the restructuring is approximately $250 million.
NET CAPITAL INVESTMENT
Capital Summary

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2008	2007	2008	2007

Canadian Plains	$158	$156	$420	$340
Canadian Foothills	570	404	1,337	1,052
United States	660	422	1,179	861
Integrated Oil	266	126	529	270
Offshore and International	28	44	53	62
Market Optimization	5	2	7	3
Corporate	31	18	42	67

Capital Investment	1,718	1,172	3,567	2,655
Acquisitions	278	17	336	24
Divestitures	(79)	(165)	(151)	(446)

Net Capital Investment	$1,917	$1,024	$3,752	$2,233

EnCana’s Capital Investment for the six months ended June 30, 2008 was funded by Cash Flow and debt.
Capital investment during the six months of 2008 was primarily focused on continued development of EnCana’s North American key resource plays and expansion of the Company’s downstream heavy oil processing capacity through its joint venture with ConocoPhillips. As disclosed in the Foreign Exchange section of this MD&A, capital expenditures were also influenced by the rise in the average U.S./Canadian dollar exchange rate, which increased Capital Investment by $57 million in the second quarter of 2008 and $220 million in the six months of 2008.
GasCo
Canadian Foothills and United States Capital Investment
The $603 million increase in Canadian Foothills and U.S. capital investment in the six months of 2008 compared to the same period in 2007 was primarily due to:
•	Canadian Foothills capital investment of $1,337 million in the six months of 2008 increased $285 million primarily due to:
•	The rise in the average U.S./Canadian dollar exchange rate that increased capital by $144 million and higher capitalized costs for long-term compensation expenses; and

•
Drilling, completion and facilities costs increased due to increased focus on well tie-ins, revised completion techniques and a gas processing facility expansion. The Company drilled 473 net wells in the six months of 2008 compared to 693 net wells in 2007.

•
U.S. capital investment of $1,179 million in the six months of 2008 increased $318 million primarily due to increased drilling and completion activity in the Piceance and East Texas key resource plays, including incremental costs from the Deep Bossier acquisition and higher capitalized costs for long-term compensation expenses. The number of net wells drilled in the U.S. increased to 370 from 339 in 2007.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
IOCo
Integrated Oil and Canadian Plains Capital Investment
The $339 million increase in Integrated Oil and Canadian Plains capital investment in the six months of 2008 compared to the same period in 2007 was primarily due to:
•
Integrated Oil capital investment of $529 million during the six months of 2008 was primarily focused on continued development of the Foster Creek and Christina Lake resource plays and on capacity maintenance and bitumen expansion projects primarily at the Wood River refinery. The $259 million increase in Integrated Oil capital investment in the six months of 2008 compared to the same period in 2007 was primarily due to higher facility costs at Foster Creek and Christina Lake. Facility expenditures at Foster Creek will increase plant capacity to 120,000 bbls/d to accommodate Phases D and E expansion. Christina Lake facility costs will increase plant capacity to 58,000 bbls/d to accommodate Phases B and C expansion. In addition, drilling costs were higher mainly due to drilling of 180 additional stratigraphic test wells (90 net to EnCana) at Foster Creek and Christina Lake related to the next phases of development compared to the same period in 2007. The rise in the average U.S./Canadian dollar exchange rate increased Integrated Oil capital by $19 million. Integrated Oil capital investment was also impacted by higher capitalized costs for long-term compensation expenses.

•
Canadian Plains capital investment of $420 million in the six months of 2008 increased $80 million primarily due to the rise in the average U.S./Canadian dollar exchange rate that increased capital by $44 million and higher capitalized costs for long-term compensation expenses. The Company drilled 680 net wells in the six months of 2008 compared to 781 net wells in 2007, focusing on more deeper integrated wells in 2008.

Corporate Capital Investment
Corporate capital investment in 2008 and 2007 included land purchases and costs related to the development of a Calgary office complex. On February 9, 2007, EnCana announced that it had completed the next phase in the development of The Bow office project with the sale of project assets and entered into a 25 year lease agreement with a third party developer. In addition, capital investment has been directed to business information systems and leasehold improvements.
Acquisitions and Divestitures
Acquisitions included land purchases of $245 million in the Haynesville Shale play in Louisiana during the six months of 2008 and minor property acquisitions in 2007.
In September 2007, EnCana signed an agreement to sell its remaining interests in Brazil for approximately $165 million before closing adjustments. The sale is subject to closing conditions and regulatory approvals, and was initially anticipated to be completed in the first quarter of 2008. As a result of various unexpected issues, including a labour dispute within the regulator in Brazil, expected approval of this transaction has been delayed. The timing of the formal approval by the regulator cannot be determined with certainty at this time, but is expected to occur in 2008.
EnCana completed the following significant divestitures in the six months of 2007:
•	The sale of certain assets in the Mackenzie Delta and Beaufort Sea for proceeds of $159 million;

•	The sale of its interests in Chad for $207 million resulting in a gain on sale of $59 million; and

•	The sale of The Bow office project assets for approximately $57 million, largely representing its investment at the date of sale.
Proceeds from these 2007 divestitures were directed primarily to the purchase of shares under EnCana’s NCIB.
Liquidity and Capital Resources

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2008	2007	2008	2007
Net cash provided by (used in)
Operating activities	$1,996	$2,148	$3,754	$4,056
Investing activities	(2,036)	(1,094)	(3,570)	(2,342)
Financing activities	(72)	(841)	44	(1,567)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	1	5	(3)	6

Increase (decrease) in cash and cash equivalents	$(111)	$218	$225	$153

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Operating Activities
Cash Flow was $2,889 million during the second quarter of 2008 compared to $2,549 million for the same period in 2007. On a year-to-date basis, Cash Flow was $5,278 million compared to $4,301 million for the same period in 2007. Reasons for this change are discussed under the Cash Flow section of this MD&A. Year-to-date net cash provided by operating activities was also impacted by net changes in non-cash working capital, including an increase in the risk management liability offset by an increase in inventory and decrease in income tax payable.
Investing Activities
Net cash used for investing activities in the six months of 2008 increased $1,228 million compared to the same period in 2007. Capital expenditures, including property acquisitions, in the six months of 2008 increased $1,224 million compared to 2007. Reasons for this change are discussed under the Net Capital Investment section of this MD&A.
Financing Activities
Net issuance of long-term debt in the six months of 2008 was $894 million compared to net issuance of $394 million for the same period in 2007. EnCana’s debt adjusted for working capital (“net debt”) was $11,964 million as at June 30, 2008 compared with $10,726 million as at December 31, 2007.
EnCana maintains numerous committed bank credit facilities and shelf prospectuses.
On January 18, 2008, EnCana completed a public offering in Canada of senior unsecured medium term notes in the aggregate principal amount of C$750 million. The notes have a coupon rate of 5.80 percent and mature on January 18, 2018. The net proceeds of the offering were used to repay a portion of EnCana’s existing bank and commercial paper indebtedness.
On March 11, 2008, EnCana filed a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the U.S. The shelf prospectus replaces EnCana’s $2.0 billion shelf prospectus which was fully utilized.
As at June 30, 2008, EnCana had available unused committed bank credit facilities in the amount of $2.7 billion and unused capacity under shelf prospectuses, the availability of which is dependent on market conditions, for up to $7.2 billion. Of this unused shelf capacity, $2.0 billion expired on July 9, 2008.
EnCana maintains investment grade credit ratings on its senior unsecured debt. On May 12, 2008, following the Company’s announcement to split into two highly focused energy companies, Standard & Poor’s Ratings Service assigned a rating of A- and placed the Company on “CreditWatch with Negative Implications”, DBRS Limited assigned a rating of A(low) and placed the Company “Under Review with Developing Implications” and Moody’s Investors Services assigned a rating of Baa2 and changed the outlook to “Stable” from “Positive”.
EnCana has obtained regulatory approval under Canadian securities laws to purchase Common Shares under a NCIB. During the second quarter of 2008, EnCana purchased 0.2 million of its Common Shares for total consideration of $15 million compared with approximately 12 million Common Shares for total consideration of $713 million for the same period in 2007. During the six months of 2008, EnCana purchased 4.8 million of its Common Shares for total consideration of $326 million compared with 35.4 million Common Shares for total consideration of $1,807 million for the same period in 2007.
EnCana pays quarterly dividends to shareholders at the discretion of the Board of Directors. EnCana doubled its quarterly dividend to 40 cents per share in 2008 and payments for the six months ended June 30, 2008 totaled $600 million compared with $304 million for the same period in 2007. These dividends were funded by Cash Flow.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Financial Metrics

	June 30		December 31
	2008		2007

Net Debt to Capitalization (1)	36%		34%
Net Debt to Adjusted EBITDA (2)	1.3	x	1.2	x

(1)	Net Debt is a non-GAAP measure defined as Long-Term Debt plus Current Liabilities less Current Assets. Capitalization is a non-GAAP measure defined as Net Debt plus Shareholders’ Equity.

(2)
Trailing 12-month Adjusted EBITDA is a non-GAAP measure defined as Net Earnings from Continuing Operations before gain on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

Net Debt to Capitalization and Net Debt to Adjusted EBITDA are two ratios Management uses to steward the Company’s overall debt position as measures of the Company’s overall financial strength. EnCana’s Net Debt to Capitalization ratio increased to 36 percent from 34 percent at December 31, 2007 primarily due to unrealized mark-to-market losses on risk management instruments which increased Net Debt. Excluding this impact, the Net Debt to Capitalization ratio would have been 34 percent at June 30, 2008 and would have remained unchanged at 34 percent at December 31, 2007.
Free Cash Flow
EnCana’s second quarter 2008 Free Cash Flow decreased $206 million and six months of 2008 Free Cash Flow increased $65 million compared to the same periods in 2007. Reasons for the increase in total Cash Flow and capital investment are discussed under the Cash Flow and Net Capital Investment sections of this MD&A.

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2008	2007	2008	2007

Cash Flow (1)	$2,889	$2,549	$5,278	$4,301
Capital Investment	1,718	1,172	3,567	2,655

Free Cash Flow (2)	$1,171	$1,377	$1,711	$1,646

(1)	Cash Flow is a non-GAAP measure and is defined under the “Cash Flow” section of this MD&A.

(2)
Free Cash Flow is a non-GAAP measure that EnCana defines as Cash Flow in excess of Capital Investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing and/or financing activities.

Outstanding Share Data

	June 30	December 31
(millions)	2008	2007
Common Shares outstanding, beginning of year	750.2	777.9
Common Shares issued under option plans	2.8	8.3
Common Shares purchased	(2.8)	(36.0)

Common Shares outstanding, end of period	750.2	750.2

Weighted average Common Shares outstanding — diluted	752.3	764.6

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. There were no Preferred Shares outstanding as at June 30, 2008 and 2007.
Employees have been granted options to purchase Common Shares under various plans. At June 30, 2008, approximately 0.6 million options without Tandem Share Appreciation Rights (“TSARs”) attached were outstanding, all of which are exercisable.
Long-term incentives may be granted to EnCana employees in the form of stock options and Performance Share Units (“PSUs”). Stock options granted after December 31, 2003 have an associated TSAR attached which gives employees the right to elect to receive a cash payment equal to the excess of the market price of EnCana’s common shares over the exercise price of their stock option in exchange for surrendering their stock option. The exercise of a TSAR, for a cash payment, does not result in the issuance of any additional EnCana common shares, so has no dilutive effect. Historically, virtually all employees holding options with TSARs attached wishing to realize the value of their options have exercised their TSARs to receive a cash payment. At June 30, 2008, approximately 32.9 million options with TSARs attached were outstanding, of which 9.8 million are exercisable. During the first quarter of 2008, vesting provisions for the PSUs granted in 2005 were met and 2.0 million shares were distributed from the EnCana Employee Benefit Plan Trust. Additional information on these incentives is contained in Note 17 of the Company’s audited Consolidated Financial Statements for the year ended December 31, 2007.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
In 2008, EnCana granted Share Appreciation Rights (“SARs”) and Performance SARs to certain employees which entitles the employee to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the grant price. SARs are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years and expire five years after the grant date. Performance SARs vest and expire under the same terms and service conditions as SARs and are also subject to EnCana attaining prescribed performance relative to pre-determined key measures. Performance SARs that do not vest when eligible are forfeited. At June 30, 2008, approximately 2.6 million SARs and Performance SARs were outstanding, of which none are exercisable.
Contractual Obligations and Contingencies
EnCana has entered into various commitments primarily related to debt, demand charges on firm transportation agreements, capital commitments and marketing agreements.
Included in EnCana’s total long-term debt obligations of $10,391 million at June 30, 2008 are $2,323 million in obligations related to Bankers’ Acceptances, Commercial Paper and LIBOR loans. These amounts are fully supported and Management expects that they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year. Further details regarding EnCana’s long-term debt are described in Note 11 to the Interim Consolidated Financial Statements.
As at June 30, 2008, EnCana remained a party to long-term, fixed price, physical contracts with a current delivery of approximately 38 MMcf/d, with varying terms and volumes through 2017. The total volume to be delivered within the terms of these contracts is 104 Bcf at a weighted average price of $4.34 per Mcf. As at June 30, 2008, these transactions had an unrealized loss of $522 million.
Leases
In the normal course of business, EnCana leases office space for personnel who support field operations and for corporate purposes.
Deep Panuke
In October 2007, EnCana received regulatory approval from the Canada-Nova Scotia Offshore Petroleum Board to develop the Deep Panuke natural gas project located about 175 kilometres offshore Nova Scotia. Expected to start production in 2010, the approximately $700 million project is expected to deliver between 200 MMcf/d and 300 MMcf/d to markets in Canada and the northeast U.S.
On January 4, 2008, EnCana signed the contract for the design and construction of the Production Field Centre (“PFC”) for the Deep Panuke project. The agreement is for Single Buoy Moorings to construct a production facility that EnCana will lease upon delivery, expected in late 2010. EnCana also has the option to purchase the facility. EnCana has determined that it has substantially all the construction period risk and consequently is reporting the PFC as an asset under construction during the construction period. Once in service, the asset will be classified as a capital lease.
The Bow
On February 9, 2007, EnCana announced that it had completed the next phase in the development of The Bow office project with the sale of project assets and has entered into a 25 year lease agreement with a third party developer. Cost of design changes to the building requested by EnCana and leasehold improvements will be the responsibility of the Company.
Variable Interest Entities (“VIEs”)
On November 20, 2007, EnCana acquired certain natural gas and land interests in Texas for approximately $2.55 billion before closing adjustments. The purchase was facilitated by an unrelated party, Brown Kilgore Properties LLC (“Brown Kilgore”), which held the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. The relationship with Brown Kilgore represented an interest in a VIE from November 20, 2007 to May 18, 2008. During this period, EnCana was the primary beneficiary of the VIE and consolidated Brown Kilgore. On May 18, 2008, when the arrangement with Brown Kilgore was completed, the assets were transferred to EnCana.
Legal Proceedings
EnCana is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
During the period between 2003 and 2005, EnCana and its indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), along with other energy companies, were named as defendants in several lawsuits, some of which were class action lawsuits, relating to sales of natural gas from 1999 to 2002. The lawsuits allege that the defendants engaged in a conspiracy with unnamed competitors in the natural gas markets in California in violation of U.S. and California anti-trust and unfair competition laws.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Without admitting any liability in the lawsuits, WD agreed to settle all of the class action lawsuits in both state and federal court for payment of $20.5 million and $2.4 million, respectively. Also, as previously disclosed, without admitting any liability whatsoever, WD concluded settlements with the U.S. Commodity Futures Trading Commission (“CFTC”) for $20 million and of a previously disclosed consolidated class action lawsuit in the U.S. District Court in New York for $8.2 million. Also, without admitting any liability whatsoever, WD concluded settlement negotiations with a group of individual plaintiffs. It was agreed that WD would settle these claims for $23 million. Execution of the Settlement Agreement is pending.
The remaining lawsuit was commenced by E. & J. Gallo Winery (“Gallo”). The Gallo lawsuit claims damages in excess of $30 million. California law allows for the possibility that the amount of damages assessed could be tripled.
The Company and WD intend to vigorously defend against this outstanding claim; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.
Accounting Policies and Estimates
New Accounting Standards Adopted
As disclosed in the year-end MD&A, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031 “Inventories”, Section 3863 “Financial Instruments - Presentation”, Section 3862 “Financial Instruments — Disclosures” and Section 1535 “Capital Disclosures” on January 1, 2008. The adoption of these standards has had no material impact on the Company’s Net Earnings or Cash Flows. Additional information on the effects of the implementation of the new standards can be found in Note 2 to the Interim Consolidated Financial Statements.
Recent Accounting Pronouncements
As of January 1, 2009, EnCana will be required to adopt the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.
In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, the AcSB confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As EnCana will be required to report its results in accordance with IFRS starting in 2011, the Company is assessing the potential impacts of this changeover and developing its plan accordingly.
Risk Management
EnCana’s results are affected by:
•	financial risks (including commodity price, foreign exchange, interest rate and credit risks);

•	operational risks;

•	environmental, health, safety and security risks; and

•	reputational risks.
EnCana takes a proactive approach in the identification and management of risks that can affect the Company. Mitigation of these risks include, but are not limited to, the use of derivative instruments, credit policies, operational policies, maintaining adequate insurance, environmental and safety policies as well as policies and enforcement procedures that can affect EnCana’s reputation. Further discussion regarding the specific risks and mitigation of these risks can be found in the December 31, 2007 Management’s Discussion and Analysis and Note 17 to the Interim Consolidated Financial Statements.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Alberta Royalty Framework
On October 25, 2007, the Alberta Government announced a new Alberta Royalty Framework (“ARF”). The ARF establishes new royalties for conventional oil, natural gas and bitumen that are linked to price and production levels and apply to both new and existing conventional oil and gas activities and oil sands projects. The changes introduced by the ARF are to be effective January 1, 2009.
The significant changes to the royalty regime require new legislation, changes to existing legislation and regulation and development of proprietary software by the Alberta Government to support the calculation and collection of royalties. There may be modifications introduced to the ARF prior to the implementation thereof.
Climate Change
A number of federal, provincial and state governments have announced intentions to regulate greenhouse gases (“GHG”) and other air pollutants while some jurisdictions have provided details on these regulations. It is anticipated that other jurisdictions will announce emissions reduction plans in the future.
Canadian Federal GHG regulations are expected to be developed later this fall, finalized in 2009 and come into force on January 1, 2010. Additional details on the regulatory framework for greenhouse gases that was announced in April 2007 have been released, which include information on reporting thresholds, facility-specific and sector-wide and corporate-specific targets, carbon capture and storage based targets, cleaner fuel standard for new facilities (built after 2004), technology fund, emissions coverage, cogeneration, harmonization and an offsets system. These details provide some clarification on the direction the federal government would like to take on emissions policy, but specific details on the costs to the Company will not be known until additional information can be gathered from the government.
The Alberta Government has set targets for GHG emissions reductions of 14 percent below 2005 levels by 2050, with 70 percent of the reductions to come from carbon capture and storage. In March 2007, regulations were amended to require facilities that emit more than 100,000 tonnes of GHG emissions per year to reduce their emissions intensity by 12 percent from a regulated baseline starting July 1, 2007. To comply, companies can make operating improvements, purchase carbon offsets or make a C$15 per tonne contribution to an Alberta Climate Change and Emissions Management Fund.
In British Columbia, effective July 1, 2008, a ‘revenue neutral carbon tax’ will be applied to virtually all fossil fuels, including diesel, natural gas, coal, propane, and home heating fuel. The tax applies to combustion emissions and to the purchase or use of fossil fuels within the province. The rate starts at C$10 per tonne of carbon-equivalent emissions, rising by C$5 per tonne a year for the next four years.
As these federal and regional programs are under development, EnCana is unable to predict the total impact of the potential regulations upon its business. Therefore, it is possible that the Company could face increases in operating costs in order to comply with GHG emissions legislation. However, EnCana will continue to work with governments to develop an approach to deal with climate change issues that protects the industry’s competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector.
EnCana intends to continue its activity to reduce its emissions intensity and improve its energy efficiency. The Company’s efforts with respect to emissions management are founded on the following key elements:
•	our significant production weighting in natural gas;

•	our recognition as an industry leader in CO2 sequestration;

•	our focus on energy efficiency and the development of technology to reduce GHG emissions;

•	our involvement in the creation of industry best practices; and

•	our industry leading steam to oil ratio, which translates directly into lower emissions intensity.
EnCana’s strategy for addressing the implications of emerging carbon regulations is proactive and is comprised of three principal elements:
1.	Manage Existing Costs

When regulations are implemented a cost is placed on EnCana’s emissions (or a portion thereof) and while these are not material at this stage, they are being actively managed to ensure compliance. Factors such as effective emissions tracking, attention to fuel consumption, and a focus on minimizing our steam to oil ratio help to support and drive our focus on cost reduction.

2.	Respond to Price Signals

As regulatory regimes for GHGs develop in the jurisdictions where we work inevitably price signals begin to emerge. We have initiated an Energy Efficiency Initiative in an effort to improve the energy efficiency of our operations. The price of potential carbon reductions plays a role in the economics of the projects that are implemented. In response to the anticipated price of carbon, where appropriate, EnCana is also attempting to realize the associated value of its reduction projects.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
3.	Anticipate Future Carbon Constrained Scenarios

EnCana continues to work with governments, academics and industry leaders to develop and respond to emerging GHG regulations. By continuing to stay engaged in the debate on the most appropriate means to regulate these emissions we gain useful knowledge that allows us to explore different strategies for managing our emissions and costs. These scenarios inform our long range planning and our analyses on the implications of regulatory trends.

EnCana is committed to transparency with its stakeholders and will keep them apprised of how these issues affect operations. Additional detail on EnCana’s GHG emissions is available in the Corporate Responsibility Report that is available on our website at www.encana.com.
Outlook
EnCana plans to continue to focus principally on growing natural gas and crude oil production from unconventional resource plays in North America and on developing its high quality in-situ oil resources and expanding the Company’s downstream heavy oil processing capacity through its joint venture with ConocoPhillips.
Volatility in crude oil prices is expected to continue throughout 2008 as a result of market uncertainties over supply and refining disruptions, continued demand growth in China, OPEC actions, demand destruction from high energy prices and the overall state of the world economies. Canadian crude prices will face added uncertainty due to the risk of refinery disruptions in an already tight U.S. Midwest market and growing domestic production could result in pipeline constraints out of Western Canada.
Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term. EnCana believes that North American conventional gas supply has peaked and that unconventional resource plays can offset conventional gas production declines over the next few years. Past this period, the industry’s ability to continue to grow gas supply is expected to be challenged in North America by land access and regulatory issues.
The Company expects its 2008 capital investment program to be funded from Cash Flow and debt.
As discussed in the EnCana’s Business section of this MD&A, the Company announced its plans to split into two highly focused energy companies. EnCana is currently reviewing the existing organizational structures and determining the resources and corporate functions that are required for the proposed companies.
EnCana’s results are affected by external market factors, such as fluctuations in the prices of crude oil and natural gas, movements in foreign currency exchange rates and inflationary pressures on service costs. Additional detail regarding the impact of these factors on EnCana’s 2008 results is available in the Corporate Guidance on our website at www.encana.com. EnCana updated its Corporate Guidance in the second quarter of 2008. EnCana’s news release dated July 24, 2008 and financial statements are available on www.sedar.com.
Advisories
FORWARD-LOOKING STATEMENTS
In the interest of providing EnCana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: projections relating to the adequacy of the Company’s provision for taxes; the potential impact of implementation of the Alberta Royalty Framework on EnCana’s financial condition and projected 2008 capital investments; the expected timing of, and closing of, the sale of the Company’s interests in Brazil; projections with respect to growth of natural gas production from unconventional resource plays and in-situ oil resources including with respect to Foster Creek/Christina Lake, through 2016, the expansion of the Company’s downstream heavy oil processing capacity; the projected impact of land access and regulatory issues; projections relating to the volatility of crude oil prices in 2008 and beyond and the reasons therefor; the Company’s projected capital investment levels for 2008 and the source of funding therefor; the effect of the Company’s risk management program, including the impact of derivative financial instruments; the Company’s defence of lawsuits; the impact of the climate change initiatives on operating costs; the impact of Western Canada pipeline constraints and potential refinery disruptions on future Canadian crude oil prices;

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
projections that the Company’s Bankers’ Acceptances and Commercial Paper Program will continue to be fully supported by committed credit facilities and term loan facilities; projections relating to the Company’s Deep Panuke project, including projected production levels and the timing thereof and the timing for completion of project facilities; and projections relating to North American conventional natural gas supplies and the ability of unconventional resource plays to offset future conventional gas production declines over the next few years. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon EnCana’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved; the Company’s and its subsidiaries’ ability to replace and expand oil and gas reserves; the ability of the Company and ConocoPhillips to successfully manage and operate the North American integrated heavy oil business and the ability of the parties to obtain necessary regulatory approvals; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology; the Company’s ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company’s ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company’s and its subsidiaries’ ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the Company and its subsidiaries operate and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Statements relating to “reserves” or “resources” or “resource potential” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and except as required by law EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.
EnCana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that EnCana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in EnCana’s news release dated July 24, 2008, which news release is available on EnCana’s website at www.encana.com and on SEDAR at www.sedar.com.
OIL AND GAS INFORMATION
EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under NI 51-101. The reserves quantities disclosed by EnCana represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
Crude Oil, NGLs and Natural Gas Conversions
In this document, certain crude oil and NGLs volumes have been converted to millions of cubic feet equivalent (“MMcfe”) or thousands of cubic feet equivalent (“Mcfe”) on the basis of one barrel (“bbl”) to six thousand cubic feet (“Mcf”). Also, certain natural gas volumes have been converted to barrels of oil equivalent (“BOE”), thousands of BOE (“MBOE”) or millions of BOE (“MMBOE”) on the same basis. MMcfe, Mcfe, BOE, MBOE and MMBOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the well head.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)

Second quarter report
for the period ended June 30, 2008
Resource Play
Resource play is a term used by EnCana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate.
CURRENCY, NON-GAAP MEASURES AND REFERENCES TO ENCANA
All information included in this document and the Interim Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after-royalties basis unless otherwise noted. Sales forecasts reflect the mid-point of current public guidance on an after royalties basis. Current Corporate Guidance assumes a U.S. dollar exchange rate of $1.00 for every Canadian dollar.
Non-GAAP Measures
Certain measures in this document do not have any standardized meaning as prescribed by Canadian GAAP such as Cash Flow, Cash Flow from Continuing Operations, Cash Flow per share — diluted, Free Cash Flow, Operating Earnings, Operating Earnings from Continuing Operations, Operating Earnings per share — diluted, Adjusted EBITDA, Net Debt and Capitalization and therefore are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. Management’s use of these measures has been disclosed further in this document as these measures are discussed and presented.
References to EnCana
For convenience, references in this document to “EnCana”, the “Company”, “we”, “us” and “our” may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships (“Subsidiaries”) of EnCana Corporation, and the assets, activities and initiatives of such Subsidiaries.
ADDITIONAL INFORMATION
Further information regarding EnCana Corporation can be accessed under the Company’s public filings found at www.sedar.com and on the Company’s website at www.encana.com.

EnCana Corporation	Management’s Discussion and Analysis (prepared in US$)